Exhibit (h7)

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AMENDMENT TO TRANSFER AGENCY AND SERVICE AGREEMENT

This Amendment (the “Amendment”) to the Transfer Agency and Service Agreement is made as of January 24, 2014 by and among each of the entities listed on Appendix A hereto (each, a “Company” and collectively, the “Companies”) and State Street Bank and Trust Company, a Massachusetts trust company (the “Bank”).

WHEREAS, the Companies and Investors Bank & Trust Company (“IBT”) entered into a Transfer Agency and Service Agreement dated as of August 15, 2003 (as amended, modified, or supplemented through the date hereof, the “Transfer Agency Agreement”);

WHEREAS, IBT merged with and into the Bank, effective July 2, 2007, with the result that the Bank now serves as Bank under the Transfer Agency Agreement;

WHEREAS, the Bank and the Companies desire to amend the Transfer Agency Agreement as more particularly set forth below.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.	Amendment.

(a)	The following is added as Section 25 of the Transfer Agency Agreement:

“25. Individual Retirement Account Services for TIFF Multi-Asset Fund.

25.1 Upon the request of TIFF Investment Program, Inc. (“TIP”), the Bank shall perform recordkeeping, accounting and other administrative duties and functions required of State Street Bank and Trust Company as custodian (the “IRA-Custodian”) for certain Traditional, Roth and SEP individual retirement accounts (each an “IRA Account,” and collectively the “IRA Accounts”) established by individuals (“Account Holders”) investing solely in shares of TIFF Multi-Asset Fund (“MAF”) and, if applicable, TIFF Short-Term Fund (or any other short-term fund designated by TIP) for any Account Holder or designated beneficiary of an Account Holder who ceases to be eligible to invest in MAF and fails to provide instructions as to the transfer of his or her IRA assets to another financial institution.

The parties agree that the services and terms set forth in Section 25.2 may be changed from time to time subject to mutual written agreement between the parties. In consideration of the performance of the services by the Bank pursuant to this Section 25, TIP agrees to pay the Bank such fees and expenses, if any, associated with such additional services as mutually agreed from time to time through a written amendment to the TIFF Investment Program, Inc. Confidential Fee Schedule entered into by the Bank and TIP.

25.2	Duties of the Bank. The Bank agrees to:

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a.	Receive and process adoption agreements, applications, beneficiary designations and other similar forms and instructions; notify TIFF Member Services when new IRA Accounts have been established and are ready for funding and provide the account number.

b.	Receive and process IRA Account contributions and instructions for the allocation of such contributions.

c.	Deduct from the IRA Accounts annually, process, and forward to the IRA-Custodian the fees payable to the IRA-Custodian for serving as custodian.

d.	Request, receive, and accept or reject instructions and documentation from Account Holders to establish and maintain IRA Accounts or to effect exchanges between and among investments, or as otherwise required in accordance with the terms of the IRA Account custodial agreements.

e.	Liquidate IRA Account assets and distribute proceeds realized from such liquidations, as authorized in writing by the Account Holders.

f.	Receive and process forms and other written or oral instructions, if applicable, by Account Holders for the transfer or rollover of assets from the IRA Accounts to other eligible retirement plans.

g.	Receive and process transfers of assets or rollovers from other eligible retirement plans, including processing of the related wire transfers, checks (if checks are accepted by TIP), instructions and other documents and instruments.

h.	Distribute to Account Holders the IRA-Custodian’s privacy notices and IRA Account documents; distribute notices of IRA requirements to Account Holders at or before the time Account Holder reaches age 70-1/2.

i.	Process and store Account Holder requests and account transactions.

j.	Store Account Holder original documents (e.g., applications and signature cards), if requested by TIP, and originals or copies of all documents received in support or justification of transactions and other actions.

k.	Respond to and otherwise handle all oral and written Account Holder inquiries and requests regarding the IRA Account documents, including, but not limited to, questions regarding account setup, the processing of the IRA Account transactions, and the performance by State Street of the recordkeeping, accounting and other administrative duties and functions required of the IRA-Custodian.
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l.	Respond to and otherwise handle all legal process relating to the IRA Accounts therein, including but not limited to subpoenas, document summonses, attachments, levies and domestic relations orders.

m.	Create and maintain complete records of all transactions and other actions made or taken for the IRA Accounts.

n.	Process distributions and withdrawals as directed by the Account Holders, including the withholding and submission of any taxes as required by law and the generation and submission to the Internal Revenue Service of all information returns and other reports required by the Internal Revenue Code of 1986, as amended (“Code”) and regulations thereunder relating to such distributions and withdrawals.

o.	Provide to Account Holders and file with the Internal Revenue Service statements of account value as required by law.

p.	Execute as agent of the IRA-Custodian letters of acceptance accepting rollovers and transfers of assets to IRA Accounts from other retirement plans, provided, however, that such letters shall merely recite that the IRA-Custodian is qualified under the Code to accept such transfers and that the assets received will be held in an eligible retirement account on behalf of the named participant.”

(b)	The following is added as Section 26 of the Transfer Agency Agreement:

“26. The rights and obligations of each series of TIP and of the other Companies that are party to the Transfer Agency Agreement shall be several and not joint.”

2.	Miscellaneous.

(a)	Except as expressly amended hereby, all provisions of the Transfer Agency Agreement shall remain in full force and effect.

(b)	This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their officers designated below as of the date first written above.

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STATE STREET BANK AND TRUST COMPANY

By: /s/ Michael F. Rogers

Name: Michael F. Rogers

Title: Executive Vice President

EACH TIFF Entity Listed on

Appendix A Hereto

By: /s/ Kelly Lundstrom

Name: Kelly Lundstrom

Title: Vice President/Authorized Agent

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APPENDIX A

COMPANIES

TIFF INVESTMENT PROGRAM, INC., on behalf of

TIFF SHORT-TERM FUND

TIFF MULTI-ASSET FUND

TIFF ABSOLUTE RETURN POOL

TIFF ABSOLUTE RETURN POOL II

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